[Letterhead of Spectrum Brands, Inc.]

March 11, 2008

Ms. Kate Tillan Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-7010

RE:
Spectrum Brands, Inc.
Form 10-K for the fiscal year ended September 30, 2007
Filed December 14, 2007
Form 10-Q for the fiscal quarter ended December 30, 2007
Form 8-K dated February 7, 2008
File No. 001-13615_________________________________

Dear Ms. Tillan:

Set forth below are the responses of Spectrum Brands, Inc. (the "Company") to the comments raised by the staff of the Securities and Exchange Commission (the "Staff") in a letter to the Company dated February 22, 2008 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Ms. Kate Tillan
March 11, 2008

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 31

Introduction, Page 31

1.
We note the disclosure on Pages 32, 57 and 58 and elsewhere that the fair value of your Home and Garden Business, the impairment of your goodwill and indefinite-lived intangible assets, the discount rate for your pension liability, and the expected return of your pension plan assets were valued by independent third party valuation specialists.  While in future filings management may elect to take full responsibility for the valuations, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response

In response to the Staff’s comment, please note that in future filings the Company expects that it will take full responsibility for the valuations performed by independent third party valuation specialists. The Company acknowledges the Staff’s comment with respect to the incorporation of its Form 10-K into any registration statement.

Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006, Page 36

-Income Taxes, Page 42

2.
We note that you significantly increased your valuation allowance for your deferred tax assets during fiscal 2007. We note similar disclosures on Page 50.  With a view towards disclosure, please tell us the facts and circumstances that led you to increase your valuation allowance.

Response

The Company notes that SFAS 109 requires an entity to reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than

Ms. Kate Tillan
March 11, 2008

not that some portion or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character.  One source of possible taxable income is tax planning strategies.  The Company had a tax planning strategy in place premised upon the ability to utilize a significant portion of its U.S. deferred tax assets to offset a gain on the expected sale of certain strategic assets.

After reviewing all evidence available to management, both positive and negative, the Company determined that as of the fourth quarter of the Company’s fiscal year ended September 30, 2007 (“Fiscal 2007”) the weight of evidence supported a conclusion that an increase in the valuation allowance was necessary for the Company’s deferred tax assets generated in certain jurisdictions.  The Company believed that two key pieces of evidence supported its conclusion to increase the valuation allowance for its deferred tax assets.  First, the Company was experiencing continued negative operating results in these jurisdictions. Second, the Company’s outlook for a tax planning strategy premised upon the ability to utilize a significant portion of its U.S. deferred tax assets changed.  Specifically, as noted in the Company’s response to comments 7 and 8 below, during the fourth quarter of Fiscal 2007 there was an unforeseen, rapid and significant tightening of liquidity in the U.S. credit markets.  This tightening of liquidity within the U.S. credit markets added uncertainty about the timing of any strategic asset sales and the ability to consummate an asset sale in an amount that would produce sufficient taxable income to allow the Company to utilize its net operating loss carryovers in the United States.

Consolidated Financial Statements, Page 120.

Consolidated Statements of Cash Flows, page 126.

3.
You present cash flows under the indirect method and begin your reconciliation with (loss) income from continuing operations.  We note a similar presentation within your December 30, 2007 Form 10-Q.  Please revise future filings to be consistent with the paragraph 28 of SFAS 95 which states that companies should adjust, and therefore begin with “net income” in presenting operating cash flows under the indirect method.

Response

In response to the Staff’s comment, consistent with Paragraph 28 of SFAS 95, the Company in future filings will begin the consolidated statements of cash flows with “net income” when presenting operating cash flows under the indirect method.

Note 2.  Significant Accounting Policies and Practices, Page 128

Ms. Kate Tillan
March 11, 2008

-(b) Revenue Recognition, Page 128

4.
We note here and within your critical accounting policies in MD&A that you enter into promotional arrangements that target the ultimate customer and that you record the costs associated with these arrangements as a reduction of net sales or an increase of cost of goods sold based upon the type of promotional program.  We further note that you use various measures, including past experience, to determine the amounts to be recorded for the estimate of earned, but unpaid, promotional costs.  Please tell us and revise future filings to explain the nature of the significant promotional programs that you offer to your ultimate customer and how you determine if the costs associated with these arrangements should be recorded as a reduction of net sales or an increase of cost of goods sold.  Within your discussion, please explain the “various measures” that you use to estimate the costs associated with these arrangements.

Response

In response to the Staff’s comment, the Company notes that it enters into promotional arrangements that target the ultimate customer. The Company follows the guidance provided by EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” to determine whether consideration given to customers in connection with the Company’s promotional activities should be recorded as a reduction of revenue rather than an increase in cost of goods sold.  In light of the guidance provided by EITF 01-09, the Company characterizes costs from promotional programs that provide “cash” consideration as a reduction in revenue and characterize costs from promotional programs that provide “free products” to consumers as an increase in cost of goods sold.  For “cash consideration” promotional activities, which include back-by-mail rebates to end consumers, manufacturer direct coupons and markdown money, the Company recognizes a liability and reduction in revenue on the date at which the sales incentive is offered to the consumer per the guidelines in EITF No. 01-09.   For “free products” promotional activities, the Company recognizes an increase in cost of sales at the time the corresponding sales revenue is recognized.  The cost associated with each “cash consideration” promotion is based on estimates developed using historical promotional information along with specific estimates provided by the Company’s promotional clearing houses.  The cost of products distributed in “free products” promotions is the standard cost of the Company’s products and the actual cost of non-Company products.  In future filings, the Company will explain the nature of the significant promotional programs that it offers to its ultimate customers and how it determines if the costs associated with these arrangements should be recorded as a reduction of net sales or an increase of cost of sales.

Ms. Kate Tillan
March 11, 2008

-(i) Intangibles Assets, Page 130

5.
We note here and throughout the filing that you disclose that you recorded impairment charges for goodwill and trade name intangibles in connection with your annual testing for impairment in fiscal 2006 and 2007.  We further note that you recorded impairment charges within discontinued operations related to your Home and Garden Business segment that principally consisted of goodwill and intangible assets.  Please revise your future filings to include all the disclosures required by paragraphs 46 and 47 of SFAS 142 related to these impairment charges.  For instance, please revise future filings to explain the facts and circumstances leading to these significant impairments during each reporting period presented.

Response

In response to the Staff’s comments, in future filings the Company will expand the footnote disclosure to address all the disclosures required by paragraphs 46 and 47 of SFAS 142 for any future impairment charges of goodwill and intangible assets as well as when discussing previously recorded impairment charges in comparative financial statements.

Note 5. Assets Held for Sale, Page 144.

6.
We note your disclosures here and on Page 155 that you approved and initiated a plan to sell the assets related to your Home and Garden Business segment during the first quarter of fiscal 2007 and that you classified these assets as held for sale and reflected the associated operations as discontinued operations for each reporting period presented.  Please tell us how you considered the requirements in paragraphs 30 of SFAS 144 in determining that the disposal group qualified as an asset held for sale.

Response

Please be advised that the Company considered the requirements in paragraph 30 of SFAS 144 in determining that the disposal group qualified as an asset held for sale as follows:

•	Criteria - Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

Company’s consideration - The Company’s Board of Directors, in the first quarter of Fiscal 2007, authorized the Company to proceed towards a sale of the

Ms. Kate Tillan
March 11, 2008

Company’s lawn and garden and household insect control product offerings (the “Home and Garden Business”).

•	Criteria - The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

Company’s consideration – The Company identified specific assets and liabilities related to the Home and Garden Business, which were available for immediate sale in their present condition and subject only to terms that were usual and customary for sales of such assets.

•	Criteria - An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

Company’s consideration – The Company, with the assistance of third party investment advisors had engaged in an active sales process to identify potential interested buyers for the Home and Garden Business.

•	Criteria - The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.

Company’s consideration - In the first quarter of Fiscal 2007, the Company believed that a sale of the Home and Garden Business was likely to occur, intended to sell the Home and Garden Business as soon as practicable and expected such sale to be completed within one year.  As noted in the Company’s response to comments 7 and 8 below, during the first and second quarters of Fiscal 2007, the Company engaged in substantive negotiations with a potential purchaser as to definitive terms for the purchase of the Home and Garden Business; however, the potential purchaser ultimately determined not to proceed with the acquisition and, as a result, the Company continued to actively market the Home and Garden Business.

•	Criteria - The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

Company’s consideration – Independent investment advisors assisted the Company in determining a range of potential expected sales proceeds for the Home and Garden Business and the Company intended to sell the Home and Garden Business within the range of the anticipated proceeds.

Ms. Kate Tillan
March 11, 2008

        •      Criteria - Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Company’s consideration – The Company did not expect to make significant changes to the plan to dispose of the Home and Garden Business or that the plan would be withdrawn.

In light of the Company’s consideration of the requirements set forth in Paragraph 30 of SFAS 144, for the reasons set forth above the Company determined that the Home and Garden Business appropriately qualified as an asset held for sale.

7.
Please tell us and in future filings disclose the facts and circumstances that led to the expected disposal of the Home and Garden business and the expected manner and timing of the disposal of this business as required by paragraph 47(a) of SFAS 144.

Response

In response to the Staff’s comment, and as disclosed in the Company’s Form 10-K for Fiscal 2007 on pages 1, 31, 43, 127 and 155, and in the Company’s Form 10-Q for the three months ended December 30, 2007 on pages 6, 7, 32 and 39, in the third quarter of the Company’s fiscal year ended September 30, 2006, the Company engaged independent investment advisors to assist it in exploring possible strategic options, including divesting certain assets, in order to sharpen the Company’s focus on strategic growth businesses, reduce outstanding indebtedness and maximize long-term shareholder value.  In connection with this undertaking, during the first quarter of Fiscal 2007 the Company approved and initiated a plan to sell the Home and Garden Business. In connection with that plan, the Company determined that all the criteria set forth in paragraph 30 of SFAS 144 were met and continued to be met through the filing of the Company’s Form 10-Q for the three months ended December 30, 2007.  Accordingly, beginning in the first quarter of Fiscal 2007, the Home and Garden Business was designated as an asset held for sale and accounted for as discontinued operations.

As background and as more fully discussed in the Company’s response to comment number 8 below, during the first quarter of Fiscal 2007 the Company engaged in an auction process in an effort to sell the Home and Garden Business. During the first and second quarters of Fiscal 2007, the Company engaged in substantive negotiations with a potential purchaser as to definitive terms for the purchase of the Home and Garden Business; however, the potential purchaser ultimately determined not to pursue the acquisition.

The Company continued to actively market the Home and Garden Business after such time, however, the Fiscal 2007 selling season for lawn and garden and household insect

Ms. Kate Tillan
March 11, 2008

control product offerings was significantly negatively impacted by extremely poor weather conditions throughout the United States, resulting in poor operating performance of the Home and Garden Business.  In addition, during the fourth quarter of Fiscal 2007 there was an unforeseen, rapid and significant tightening of liquidity in the U.S. credit markets.  This tightening of liquidity within the credit markets had a direct impact on the expected proceeds that the Company would ultimately receive in connection with a sale of the Home and Garden Business.

To address these issues, during the fourth quarter of Fiscal 2007, the Company, with assistance from its independent investment advisors, reassessed the value of the Home and Garden Business to take into account the changes in the credit markets and the weaker than planned operating performance during the Fiscal 2007 selling season so as to ensure that the Home and Garden Business was being marketed at a price that was reasonable in relation to its current fair value.  The reassessment by the Company, with assistance from its independent investment advisors, produced a lower range of expected sales values than was previously determined.  As a result of the reassessment, the Company recorded an impairment charge against the Home and Garden Business during the fourth quarter of Fiscal 2007 to reflect its fair value as determined by the Company with assistance from its independent investment advisors.  Subsequent to taking the impairment charge, and thereby revising expectations of the proceeds that will ultimately be received upon a sale of the Home and Garden Business, the Company continued to be in active discussions with various potential purchasers through the filing of its Form 10-Q for the three months ended December 30, 2007.

The Company notes for the information of the Staff that there are currently no on-going discussions with potential purchasers of the Home and Garden Business.  As a result, the Company expects to engage in further analysis as to whether it continues to meet all the requirements in paragraph 30 of SFAS 144 in connection with the preparation of the Company's financial statements for the second quarter of its fiscal year ending September 30, 2008.

8.
Further to the above, we note from your disclosures within your December 30, 2007 Form 10-Q that you have not yet sold your Home and Garden Business segment.  Please tell us how you considered the guidance in paragraph 30(d) and 31 of SFAS 114 since it has been more than one year since you classified these assets as held sale.

Response

The Company notes for the information of the Staff that, paragraph 31 of SFAS 144 provides that events or circumstances beyond an entity’s control may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year.  Specifically, paragraph 31 provides that an exception to the one-year requirement in

Ms. Kate Tillan
March 11, 2008

paragraph 30(d) shall apply if during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, (2) the asset (group) is being actively marketed at a price that is reasonable given the change in circumstances, and (3) the criteria in paragraph 30 are met.

As noted in the Company’s response to comment 7 above, when the Home and Garden Business was designated as discontinued operations during the first quarter of Fiscal 2007, the Company, with assistance from its independent investment advisors, determined a range of potential proceeds expected from the sale of this business.  At that time, as the auction process for the Home and Garden Business progressed, the preliminary bids received from potential purchasers were in the estimated ranges determined by the Company, with assistance from its independent investment advisors.  The Company engaged in substantive negotiations with a potential purchaser as to definitive terms for the purchase of the Home and Garden Business; however, the potential purchaser ultimately determined not to pursue the acquisition.

As also noted above, the Company continued to actively market the Home and Garden Business after such time, however, the Fiscal 2007 selling season for lawn and garden and household insect control product offerings was significantly negatively impacted by extremely poor weather conditions throughout the United States, resulting in poor operating performance of the Home and Garden Business.  In addition, during the fourth quarter of Fiscal 2007 there was an unforeseen, rapid and significant tightening of liquidity in the U.S. credit markets.  This tightening of liquidity within the credit markets had a direct impact on the expected proceeds that the Company would ultimately receive in connection with a sale of the Home and Garden Business.

To address these issues, during the fourth quarter of Fiscal 2007, the Company, with assistance from its independent investment advisors, reassessed the value of the Home and Garden Business to take into account the changes in the credit markets and the weaker than planned operating performance during the Fiscal 2007 selling season so as to ensure that the Home and Garden Business was being marketed at a price that was reasonable in relation to its current fair value.  The reassessment by the Company, with assistance from its independent investment advisors, produced a lower range of expected sales values than was previously determined.  As a result of the reassessment, the Company recorded an impairment charge against the Home and Garden Business during the fourth quarter of Fiscal 2007 to reflect its fair value as determined by the Company, with assistance from its independent investment advisors.  Subsequent to taking the impairment charge, and thereby revising expectations of the proceeds that will ultimately be received upon a sale of the Home and Garden Business, the Company continued to be

Ms. Kate Tillan
March 11, 2008

in active discussions with various potential purchasers through the filing of its Form 10-Q for the three months ended December 30, 2007.

Accordingly, considering that:

•
during the initial one-year period the Company encountered weaker than expected operating performance of the Home and Garden Business due to exceptionally poor weather related  conditions and an unforeseen, rapid and significant tightening of liquidity within the U.S. credit markets,

•
the Company responded to the above by recording an impairment charge that provided a revised fair market value of the Home and Garden Business to ensure that the Home and Garden Business was being marketed at a price that was reasonable in relation to its current fair value and was consistent with the expected sales values that was determined by the Company with assistance from its independent investment advisors,

•	the Home and Garden Business continued to be actively marketed through the filing of the Company’s Form 10-Q for the three months ended December 30, 2007, and
•	all the criteria of SFAS 144, paragraph 30 continued to be met through the filing of the Company’s Form 10-Q for the three months ended December 30, 2007,

the Company concluded that the Home and Garden Business should continue to be designated and accounted for as discontinued operations through the filing of the Company’s Form 10-Q for the three months ended December 30, 2007.

9.
We note your disclosures on Pages 2, 14 and 31 that you announced plans to pursue the potential sale of another strategic asset during the fourth quarter of fiscal 2007 and that you subsequently determined after year end to postpone this sale.  Please tell us the facts and circumstances which resulted in you classifying this strategic asset as held for use as compared to held for sale.

Response

In response to the Staff’s comment, the Company notes that during the fourth quarter of Fiscal 2007, the Company did announce plans to pursue the potential sale of another strategic asset and, subsequent to its fiscal year end, determined to postpone this potential sale.  The potential sale of this strategic asset was postponed due to an unforeseen, rapid and significant tightening of liquidity in the U.S. credit markets that occurred during the fourth quarter of Fiscal 2007. This strategic asset was classified as held for use as compared to held for sale because at no time were all the criteria in paragraph 30 of SFAS 144 that would require the Company to classify this asset as held for sale satisfied.  Specifically, in connection with the pursuit of this potential sale the Company’s Board of Directors did not make any determination to commit to a sale of this strategic asset but,

Ms. Kate Tillan
March 11, 2008

instead, authorized management of the Company to determine the level of interest any potential purchasers would have in acquiring this strategic asset and the valuation such potential purchasers would attach to it so as to permit the Board to determine whether the Company should pursue a sale of this strategic asset.

10.	Further to the above, please explain to us how you considered paragraphs 8(f) and 38 of SFAS 144 related to the postponement of the sale of your strategic asset at September 30, 2007.

Response

In response to the Staff’s comment, the Company, upon postponement of the potential sale of the strategic asset, considered the guidance of paragraph 8(f) of SFAS 144 and tested such strategic asset for recoverability.  Based on such evaluation the Company determined that the sum of the undiscounted cash flows expected to result form the use of this strategic asset as well as the range of values received from potential purchasers were in excess of the carrying value of the strategic asset.  In addition, in accordance with SFAS 142, the Company tested the goodwill and indefinite-lived intangible assets related to this strategic asset for impairment as of the Company’s August financial period end, which is the Company’s annual test date for goodwill and indefinite-lived intangible assets.  As a result of such testing the Company did not record an impairment of goodwill related to the strategic asset but did record a $1 million impairment charge against the indefinite-lived intangible assets related to the strategic asset.  The  impairment charge to the indefinite-lived intangible assets was disclosed in Note 6, Intangible Assets, of Notes to Consolidated Financial Statements included in the Company’s Form 10-K for Fiscal 2007.  The Company did not consider the guidance in paragraph 38 of SFAS 144 as the strategic asset was not classified as an asset held for sale since, as noted in the Company’s response to the Staff’s comment number 9 above, all the criteria in paragraph 30 of SFAS 144 that would require the Company to classify the this asset as held for sale were not satisfied.

Note 7. Debt, Page 147

11.
We note on Pages 149-150 that you issued Variable Rate Toggle Senior Subordinated Notes due 2013 and that these notes contain certain provisions that require the company to make an offer to repurchase the notes for a specified redemption price upon the occurrence of a change control.  We note from Page 18 of your December 31, 2007 Form 10-Q that all of your senior subordinated notes contain this provision.  Please tell us how you evaluated the redemption feature contained within the notes under SFAS 133 and EITF 00-19

Ms. Kate Tillan
March 11, 2008

Response

In response to the Staff’s comment, the Company notes that the Company’s Variable Rate Toggle Senior Subordinated Notes due October 2, 2013, as well as the Company’s Senior Subordinated Notes due February 1, 2015 and its Senior Subordinated Notes due October 1, 2013 contain certain provisions that require the Company to make an offer to repurchase the notes for a specified redemption price upon the occurrence of a change in control.  In connection with the redemption features contained in these Subordinated Notes, the Company evaluated the guidance of SFAS 133 and EITF 00-19 and determined it to be not applicable because such redemption provisions provide for settlement solely in cash.

The Company further notes that following the Company’s offer to exchange the entire $350 million of outstanding principal amount of the Company’s 8 1/2% Senior Subordinated Notes due 2013 for the same aggregate principal amount of Variable Rate Toggle Senior Subordinated Notes due 2013 pursuant to the terms of an exchange offer which expired on April 13, 2007 (the “Exchange Offer”) approximately $3 million aggregate principal amount of the Company’s 8 1/2% Senior Subordinated Notes due 2013 remained outstanding and that substantially all of the restrictive covenants contained in the Indenture that governs the Company’s remaining 8 1/2% Senior Subordinated Notes due 2013 were removed.  As a result, the Indenture governing the Company’s 8 1/2% Senior Subordinated Notes due 2013 no longer contains a provision that requires the Company to make an offer to repurchase the notes for a specified redemption price upon the occurrence of a change in control. The Company will clarify this fact in its future filings.

Note 11.  Discontinued Operations, 155

12.
We note that you allocated interest expense to your Home and Garden Business income (loss) from discontinued operations before income taxes for each reporting period presented and that you based this allocation for interest expense upon the company’s debt that would be reduced as a result of your sale of this segment for each reporting period represented.  Please tell us how you considered the guidance in EITF 87-24 to allocate interest expense to your (loss) income from discontinued operations before income taxes for this segment.  Within your discussion, please discuss your method of allocation in more detail and the amount allocated to and included in discontinued operations for each reporting period presented.

Response

In response to the Staff’s comments, the Company notes that EITF 87-24 provides the following guidance with respect to whether interest expense may be allocated to discontinued operations: “Prior to the issuance of Statement 144, this Issue permitted, but

Ms. Kate Tillan
March 11, 2008

did not require, the allocation of interest to discontinued operations and provided a limit as to the maximum amount of that allocation. However, at the June 19–20, 2002 meeting, the Task Force modified its original consensus on this Issue to indicate that (a) interest on debt that is to be assumed by the buyer and interest on debt that is required to be repaid as a result of the disposal transaction should be allocated to discontinued operations and (b) the allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the enterprise is permitted but not required.”  In accordance with EITF 87-24, the Company allocated interest expense to discontinued operations based on the amount of debt that would be required to be repaid as a result of the disposal of the Home and Garden Business.  The methodology used to allocate interest expense to discontinued operations was based on the estimated amount of debt to be repaid as a result of disposing the Home and Garden Business multiplied by the interest rate of the debt required to be repaid.  The estimated amount of debt to be repaid was calculated based on the gross proceeds expected to be received, as determined by the Company, with assistance from its independent investment advisors, less estimated selling expenses.  The amount of interest expense allocated to and included in discontinued operations for each reporting period presented was $61.9 million, $54.0 million and $26.4 million for the fiscal years ended September 30, 2007, 2006 and 2005, respectively.  The amount of interest expense allocated to and included in discontinued operations for the fiscal year ended September 30, 2005 represents the period from February 2005 thru September 2005 as the Home and Garden Business was acquired by the Company on February 7, 2005.

13.
Further to the above, we note from Page 161 that you included certain of your expenses from your global operation groups and certain general and administrative expenses, which were previously reflected in corporate expenses, within your operating segments for each reporting period presented.  Pease tell us if you allocated any of the aforementioned expenses that were previously disclosed as corporate overhead expense within your segment disclosures to your Home and Garden Business income (loss) from discontinued operations before income taxes.  If you have allocated these aforementioned expenses to income (loss) from discontinued operations before income taxes related to the Home and Garden Business Segment, please provide us with your consideration of EITF 87-24 as it relates to general corporate overhead expenses.

Response

In response to the Staff’s comment, the Company advises the Staff that while the Company allocates general corporate expenses to its operating segments reflected in continuing operations, in accordance with EITF 87-24, general corporate expenses were not allocated to the Home and Garden Business as such business was designated as discontinued operations.

Ms. Kate Tillan
March 11, 2008

Note 13. Segments, Page 161

14.	Please revise this note in future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Response

In response to the Staff’s comment, in future filings the Company will disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 38(a) of SFAS 131.

Note 16.  Restructuring and Related Charges, Page 166.

15.	We note your disclosures here and on page 41 related to your restructuring activities. Please address the following comments:

•
Please revise future filings to include a more detailed description of each of your exit or disposal activities, including the facts and circumstance leading to the expected activities and the expected completion date, consistent with paragraph 20(a) of SFAS 146.

•	Please tell us how you considered footnote 1 of SFAS 146

•
Please revise future filings to provide the disclosures required by paragraph 20(b) and (d) of SFAS 146 and SAB Topic SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.  For instance, we note that you aggregate the Latin America Initiative and Global Realignment Initiative liabilities and provide summary disclosures for this liability balance rather than providing the disclosures required by paragraph 20(b)(2) for your beginning and ending restructuring liability balances for each activity.

•	Please revise your MD&A in future filings to include all of the disclosures required by SAB Topic 5.P.4.

Response

In response to the Staff’s comments, in future filings the Company will expand the disclosure to provide a more detailed description of each of its exit or disposal activities,

Ms. Kate Tillan
March 11, 2008

including the facts and circumstances leading to each activity and the expected completion date.

In the preparation of its Form 10-K for Fiscal 2007 the Company considered the guidance of Footnote 1 of SFAS 146 with respect to the restructuring and related activities presented in Note 16.  The Company considers these activities to be material changes in the manner in which its business is conducted.  These activities include: changes in management structure, closure of business activities in a particular location and the relocation of business activities from one location to another location.

The Company will revise financial statement footnote disclosures and MD&A in future filings to include all the disclosures required by paragraph 20(b) and (d) of SFAS 146 and SAB 103, Topic 5.P.4, for each restructuring activity for all reporting periods presented, until the activities are completed.

Exhibits 31.1 and Exhibits 31.2

16.
We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  We note similar modifications within your December 30, 2007 Form 10-Q.  Specifically, we note that you include the title of the certifying official in the introduction of your certification.  Please revise the certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response

In response to the Staff’s comment, in future filings the Company will not include the title of the certifying official in the introduction of the certifications filed pursuant to Exchange Act Rule 13a-14(a) and will otherwise conform the certifications to the exact wording and form required by Item 601(b)(31) of Regulation S-K .

Form 10-Q for the Quarter Ended December 30, 2007

Note 14.  Condensed Consolidating Financial Statements, Page 28

17.
We note that you present condensed consolidating financial statements pursuant to Rule 3-10(f) of Regulation S-X.  Please revise future filings to include the comparative condensed consolidating financial statements for the preceding year.  Refer to the guidance in Rule 3-10(f)(4) of Regulation S-X.

Response

Ms. Kate Tillan
March 11, 2008

In response to the Staff’s comment, in future filings the Company will include comparative condensed consolidating financial statements pursuant to Rule 3-10(f) of Regulation S-X.

Form 8-K Dated February 7, 2008

18.
We note that you discuss adjusted EBITDA from continuing operations, gross margin excluding restructuring and related charges, and operating expenses excluding restructuring and related charges.  In future filings please label these items as non-GAAP measures and provide all of the disclosures required by Regulation G and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please note that under Instruction 2 of Item 2.02 of Form 8-K, the requirements of paragraph (e)(1)(8) of Item 10 of Regulation S-K apply to disclosures under Item 2.02.

Response

In response to the Staff’s comment, please be advised that the Company when discussing EBITDA from continuing operations, gross margin excluding restructuring and related charges, and operating expenses excluding restructuring and related charges in future filings will label all such items as non-GAAP measures and provide all the disclosures required by Regulation G and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As also requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kate Tillan
March 11, 2008

Please feel free to call Anthony L. Genito, Chief Financial Officer, at (770) 829-6240 or John Wilson, General Counsel, at (770) 829-6240 should you have any further questions regarding this matter.

Sincerely,

/s/ Anthony L. Genito

Anthony L. Genito
Chief Financial Officer